Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bruno Albouze Inc.
3275 Ibis St
San Diego, CA 92103
www.brunoskitchen.net

Up to $106,973.92 in Common Stock at $75.44
Minimum Target Amount: $9,958.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bruno Albouze Inc.
Address: 3275 Ibis St, San Diego, CA 92103
State of Incorporation: DE
Date Incorporated: December 02, 2019

Terms:

Equity

Offering Minimum: $9,958.08 | 132 shares of Common Stock
Offering Maximum: $106,973.92 | 1,418 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $75.44
Minimum Investment Amount (per investor): $226.32

Investments Incentives & Perks*

All Investor Owners Club

- 5% lifetime off any bill at our future bistro bakery cafe
- Private owners group

Early Bird

First 3 days - Friends and Family Early Birds | 10% bonus shares

Next 10 days - Early Bird Community Bonus | 5% bonus shares

Volume

$500+ (Above + a shoutout / thank you on our youtube channel)

$1,500 (VIP Owners | 10% lifetime discount + invite to the soft launch of new bistro cafe, bakery openings, and menu tastings)

$2,500+ (Above + Exclusive Chef Bruno's Owners Embroidered Apron)

$5,000+ (Dalstrong Chef Knife + 5% bonus shares)

$10,000+ (Live in-person cooking lessons with Bruno Albouze + 5% bonus shares)

$25,000+ (Listed as a founding member in our first bistro, bakery, cafe + eat for free when you dine in our establishments + 10% bonus shares)

All bonuses and perks occur after the offering is completed. Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

The 10% Bonus for StartEngine Shareholders

Bruno Albouze, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $75.44 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $7,544.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

My name is Bruno Albouze and I am the owner of the YouTube channel "The Real Deal Cooking Channel" with more than 700k subscribers and over 70 million video views. Since starting my YouTube channel, I have gained an incredible following both on the YouTube channel as well as on other social media platforms and have a very loyal fan base. In light of this success and because of constant requests from my audience, I have decided to start a new business venture, Bruno Albouze Inc., and open "Bruno Albouze Bistro-Cafe-Bakery", a French-style bistro bakery in California.

I am starting my StartEngine crowdfunding campaign to secure the funds required to open and run this venture in California.

Besides my Youtube channel I have extensive experience in the food industry were I worked several years as a chef, executive chef and caterer and during my time I realized there is a gap in the current offerings for authentic French-style bistro bakeries.

The bistro will offer classic French pastries and dishes with a modern twist, using only fresh produce, based on my recipes, including those published on my YouTube Channel.

You can finally expect to see, taste and enjoy some of my most popular recipes. My Youtube Channel has experienced exponential growth and I intend to use the same drive and expertise to grow the Bistro Bakery into a successful venture.

Opening the bistro bakery will be the first phase of my new business venture, with the second being expanding into branded products and wholesale and catering service for local businesses and others.

This business will be separate from my current YouTube channel, however, I will use my YouTube channel as a marketing tool for the business to gain public interest and excitement, get new clients and build upon the Bistro Bakery Cafe brand. Together with my loyal fans we will be able to bring those recipes to a wider audience and spread the love of baking and good French-style food in California!

Competitors and Industry

Immediate competitors will be other local bistros, bakeries and coffee shops in the San Diego coastal area. On a larger scale, the food and beverage industry is a competitive business with industry leaders like Starbucks and the Coffee Bean & Tea Leaf. It is expensive to open a new business, raise awareness, and build loyal customers which is why location and branding will be key.

However, Bruno Albouze Inc. will focus on a concept that will combine traditional bistros, bakeries, and cafes into one. So as opposed to focusing on one particular time of day meal or food item, we will tap into breakfast - lunch and happy hours.

Current Stage and Roadmap

Current Development Stage

I recently formed Bruno Albouze Inc. in December of 2019 to begin plans to open the first cafe under this new company.

As of today, I have completed the following for the development of the cafe:

1. Created a formal business plan which includes:

- 430 written recipes & video demos

- branded logo for the cafe

2. The following are currently in progress:

- Professional recipe spreadsheets/books for the business

- Recruiting potential employees for the cafe

- Location scouting

Future Roadmap

After I open the initial cafe, I have multiple plans for the future of the company including:

1. A pilot bistro bakery cafe to build a franchise network.

2. A wholesale business operation with an online distribution

3. A conception lab to create new items to be distributed

4. Cooking classes

5. Cookbooks

6. Cooking show and live demos

7. Branded kitchen utencils & cutlery.

Timeline and phases of developments:

May-June 2020 - research location in San Diego and Orange County.

July - October 2020 - assessment and renovation.

November 2020 - hopefully the Grand Opening of the cafe.

The Team

Officers and Directors

Name: Bruno Albouze

Bruno Albouze's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 02, 2019 - Present
  Responsibilities: Run the business, make all business plans and act as the face of the business. Currently, Bruno does not take a salary at this time. Once the business is up and running, Bruno plans to take a salary of $80,000.00 annually.

- **Position:** Director
  Dates of Service: December 02, 2019 - Present
  Responsibilities: Manage corporate business requirements and matters.

Other business experience in the past three years:

- **Employer:** Surf & Sand Resort in Laguna Beach
  Title: Executive pastry Chef
  Dates of Service: January 01, 2016 - August 01, 2017
  Responsibilities: Banquet, room service, restaurants, coffee shop and private events

Other business experience in the past three years:

- **Employer:** Hotel Del Coronado
  Title: Executive Pastry Chef
  Dates of Service: August 01, 2017 - January 01, 2018
  Responsibilities: BEO, brunch, room service and 3 restaurants

Other business experience in the past three years:

- **Employer:** San Diego Culinary Institute
  Title: Executive Chef baking and pastry program
  Dates of Service: January 01, 2018 - March 01, 2019
  Responsibilities: Teaching

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Bruno Albouze Inc should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering in the amount of up to 1M. in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a french bistro bakery cafe. Our revenues are therefore dependent upon the market for french bistro bakery cafes.

We may never have an operational product or service

It is possible that there may never be an operational or that the bistro bakery cafe may never operate. It is possible that the failure to open the bistro bakery cafe is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are an early stage company and have not yet generated any profits

Bruno Albouze Inc was formed on December 2nd, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bruno Albouze Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Bistro Bakery Cafe is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in restaurant management, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), Health and Safety boards and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including produce, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Fluctuations in Prices
Price fluctuations exist for any good that is seasonal, coming in abundance during some months and becoming rare in other months. As a bistro bakery cafe, we will be dependent on raw materials and price fluctuations based on the market.

Limited Growth Opportunities
There are already a lot of bakeries in the U.S., leading to a market saturated with bakeries of all sizes and specialization – which makes competition in the bakery business high. A specific characteristic of the industry is that a lot of bakeries specialize in specialty breads, which are more expensive than regular breads. Consumers may or may not be willing to pay that premium for specialty baked goods, depending on how the economy is performing at that time.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bruno Albouze	85,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,418 of Common Stock.

Common Stock

The amount of security authorized is 100,000 with a total of 85,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $85.00
  Number of Securities Sold: 85,000
  Use of proceeds: Legal Fees
  Date: December 02, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate for 12 months without revenue generation. At this point in time, the business plan is still in development. Without making revenue or finding future financial resources to support the business, the business will not continue to operate after 12 months. The goal will be to use the funds from this campaign to invest in the business and provide some savings for future needs.

Foreseeable major expenses based on projections:

The are multiple expenses involved with opening a new business and especially a new restaurant.

Based on the plan, these are some of the major expenses that will be involved in this new business:

1. The renovation & design costs for the physical bistro cafe bakery space.

2. Real estate upfront costs including rent & utilities for the space.

3. Employee costs for new hires, restaurant management, cooks, dishwashers, books, front of house.

4. PR/Branding/Advertising costs for local area to advertise the new location.

5. Costs of raw materials (I.e. food suppliers for the business).

6. Any licensing costs required to operate the business (alcohol, health & safety).

7. Insurance requirements for operating a restaurant.

Future operational challenges:

There are multiple future operational challenges for a food industry business. For the Bruno Albouze bistro cafe bakery, we foresee some of these challenges including: finding the appropriate location, managing renovations and costs, hiring the right people, finding the right food suppliers, and bringing in new customers.

Future challenges related to capital resources:

If insufficient funds are raised from this campaign, we plan to fund the project with additional capital resources from private investors. Finding capital resources is always a challenge for new businesses and our hope would be to utilize the Bruno Albouze brand name to secure the support if required.

Future milestones and events:

The below future milestones and events will significantly impact the company financially:

1. Create a new-style of French bakery bistro cafe and launch in 2020.

2. Build up a Bruno Albouze Bistro Cafe Bakery brand which will extend into multiple venues such as: a la carte cooking classes, special and private events, catering and wholesale.

3. Expand the company into wholesale items from branded packaged cafe, chocolate candies and cookies, among other selected goods in addition to non-perishable items such as custom cutleries, kitchen tools, and cookware. This would be to expand on the chef and food based brand I have already built through my social media.

The total estimated cost to accomplish the goals is estimated at approximately $400,000. This is subject to change based on changes in directions, additional costs required or delays that may be incurred.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not currently have any capital resources available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign factor greatly into the financial resources of the bussiness. As a new business entity, the funds are essential to create and establish the company and the cafe. Currently, there are no other funds or capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to the viability of the company as they will provide the bulk of funds for the business operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company currently has no operational history and these funds will be needed to operate the company. If I raise the minimum amount, I will not be able to immediately start the cafe.

How long will you be able to operate the company if you raise your maximum funding goal?

If I raise the maximum funding goal, I will be able to start the company and operate the business as long as it is profitable.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, there are no additional future sources of capital available to the company. Future sources may include private investors interested in the venture although this path is not planned at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,412,400.00

Valuation Details:

As a pre-revenue new business, the pre-money valuation methodolgy was determined based on multiple factors including:

(1) the current demand and social media presence of "The Real Deal Cooking Channel", and

(2) the value of the Bruno Albouze name and brand, and

(3) the business plan to develop the initial bistro cafe bakery kitchen pilot model which will quickly grow to an online branded wholesale business.

For the first and second factors, the company opinion is based on the size of the existing audience of the Real Deal Cooking Channel and engagement. Currently, The Real Deal Cooking Channel has over 700K subscribers and 70 million YouTube views.

For the third factor, the company anticipates high traffic and possibility of ancillary products that will generate revenue that will support the valuation proposed. The progress made so far, and the size of the market opportunity were the basis of our company valuation. Also, the founder brings to the company his existing networks and professional expertise needed for a successful bistro bakery cafe business. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,958.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  2.0%
  Creation of an App to promote the business through my social media platforms.

- *Research & Development*
  2.0%
  Developing online sales; branding, packaging and shipping.

- *Company Employment*
  25.0%
  5 full time employees

- *Operations*
  2.0%
  The funds will be used for computer supplies, credit card processing, electrical use, office products, payroll services, telecom, uniforms, utilities.

- *Working Capital*
  63.5%
  Find a prime location. Renovation of working space and front store. Upgrade and purchase of equipment needed for the production and front store.

- *Inventory*
  2.0%
  Packaging, supplies, dry ingredients and perishable items.

If we raise the over allotment amount of $106,973.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  1.0%
  Creation of an App to promote the business through my social media platforms.

- *Research & Development*
  1.0%
  Improve the effectiveness of the online wholesale products from the making,

branding, packaging and shipping.

- *Company Employment*
  20.0%
  5 full time employees

- *Operations*
  10.0%
  Purchasing, preparation, costs of food, beverage, and labor. Organization of walk-in refrigerators to optimize food freshness, staff training.

- *Working Capital*
  63.5%
  Find a prime location. Renovation of the working space and front store. Purchasing of equipment for the production and front store.

- *Inventory*
  1.0%
  Supplies, dry ingredients, and food items.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.brunoskitchen.net (www.brunoskitchen.net/Annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bruno-albouze-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bruno Albouze Inc.

[See attached]

I, Bruno Albouze, the Chief Executive Officer of Bruno Albouze Inc., hereby certify that the financial statements of Bruno Albouze Inc., and notes thereto for the periods From Inception (December 2, 2019) to December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in previous year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 02 05 2020 (Date of Execution).



[signature] (Signature)

CEO (Title)

02 05 2020 (Date)

BRUNO ALBOUZE INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF INCEPTION (DECEMBER 2, 2019) TO DECEMBER 31, 2019

Bruno Albouze Inc.
Index to Financial Statements
(unaudited)

BRUNO ALBOUZE INC.
BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31, 2019 (unaudited)

		December 31, 2019
ASSETS		
Current Assets		
Cash and Cash Equivalents		85
Total Current Assets		85
TOTAL ASSETS	**$**	**85**
LIABILITIES & EQUITY		
Equity		
Common Stock, par value $0.001 100,000 shares authorized, 85,000 issued and outstanding		85
Retained Earnings		-
Net Income		-
Total Equity		85
TOTAL LIABILITIES & EQUITY	**$**	**85**

BRUNO ALBOUZE INC.
STATEMENTS OF OPERATIONS
FROM INCEPTION (DECEMBER 2, 2019) TO DECEMBER 31, 2019
(unaudited)

	December 31, 2019
Revenue	$ -
Cost of Service	-
Gross Margin	-
Expenses	
Start Up Costs	-
Total Expense	-
Operating Income	-
Other Income	-
Other Expense	-
Income Tax	-
Net income	$ -

BRUNO ALBOUZE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM INCEPTION (DECEMBER 2, 2019) TO DECEMBER 31, 2019
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Stockholders' Equity
	Shares	Amount			
Inception (December 2, 2019)	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	85,000	85	-	-	85
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Balance at December 31, 2019	**85,000**	**85**	**-**	**-**	**85**

BRUNO ALBOUZE INC.
STATEMENTS OF CASH FLOWS
FROM INCEPTION (DECEMBER 2, 2019) TO DECEMBER 31, 2019
(unaudited)

	December 31, 2019
Cash flows from operating activities	
Net income	$ -
Total Adjustments to reconcile Net Cash Provided By Operations:	
Net Cash Provided By Operating Activities:	-
Cash flows from financing activities	
Issuance of Common Stock	85
Net cash received from financing activities	85
Net (decrease) increase in cash and cash equivalents	85
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 85

NOTE 1 – NATURE OF OPERATIONS

Bruno Albouze Inc., was formed on December 2, 2019 ("Inception") in the State of California. The balance sheet of Bruno Albouze Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, CA.

Bruno Albouze Inc is a company born out of the owner's passion for cooking. Bruno Albouze is the owner of the YouTube channel "The Real Deal Cooking Channel" with just about 700 thousand subscribers and over 72 million video views. Bruno Albouze also has extensive experience in the food industry where he worked several years as a chef, executive chef and caterer and during his time he realized there is a gap in the current offerings for authentic French-style bistro bakeries. Bruno Albouze Inc is starting a new venture and will open a French style Bistro Bakery in California. The bistro will offer classic French pastries and dishes with a modern twist, using only fresh produce, based on my recipes, including those published on my YouTube Channel. Customers can finally expect to see, taste and enjoy some of his most popular recipes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000 shares of common stock with the par value of $0.001. As of December 31, 2019, the Company had issued 85,000 shares of common stock for a value of $85.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through February 5, 2020, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Bruno Albouze Inc.

French Mediterranean Cuisine Bistro Bakery Cafe





BISTRO | CAFE | BAKERY

Website San Diego, CA FOOD & BEVERAGE



I am Bruno Albouze, master of bread making, patisserie and cuisine. I intend to materialize what I have always wanted to achieve; opening my own business, Bruno Albouze, Inc., which will own and operate the Bruno Albouze Bistro Cafe Bakery. Thanks to my online recognition, the demand is huge. I am not afraid of competition; I rather welcome it – It's a great source of motivation. I am constantly analyzing their move, strengths and weaknesses. Every chef thinks is the best; the atmosphere makes the difference. I am prepared and trained to challenge any competitors. I want to create a new destination from where people will really enjoy the 'Insta-share' era of unique food experience.

$0.00 raised

0 Investors	Days Left
% Equity Offered	**$6.41M** Valuation
Equity Offering Type	**$226.32** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- An exciting opportunity to support a local restaurant.
- An unique Bistro Cafe Bakery concept.
- A wide range of brand possibilities.

“An all-in-one French fusion experience”

THE PROBLEM

A market lacking originality and quality

I believe there is a lack of quality bistros and bakeries. The bistro as we know it (French home-style cooking) is overly conceptual, outdated and limited in what it offers in my opinion, while many bakeries lack personality and experience. All too often, baked goods all come out looking the same - oversized and way too sweet. In my view, coffee shops are keen on selling beverages but lack originality, choice and quality when it comes to baked goods, often outsourcing pre-made or baked items from the same factories.



THE SOLUTION

An all-in-one French fusion experience

Welcome Bruno Albouze Inc., the new business venture which will run and operate "Bruno Albouze Bistro-Cafe-Bakery", a French-style bistro bakery in California. Bruno Albouze Bistro-Cafe-Bakery brings together the best of the bistro, cafe, and bakery experience and fuses them together into one concept. Our bistro-bakery offers high quality French dishes, beverages and one-of-a-kind baked goods in a relaxed authentic antique and modern bistro-patisserie-boulangerie setting.



Bistro | Cafe | Bakery

THE MARKET

Coffees and bakeries are both on the rise!

According to Ibis World, US bakeries saw an **annualized growth rate of 2.9%** with the total revenue in 2019 exceeding $11bn.

US bakeries total revenue in 2019


USD $11bn

And coffee shops have been growing even faster-- with estimated the total US market size of **$47.5 billion**, they have been **growing at a rate of 3.3%** with over 37,000 branded coffee shops and coffee-focused restaurants in the last 12 months. We hope to combine this excitement with classic french cuisine to help build a unique niche within the greater food industry.

US Coffee Shop Growth





$47.5B	3.3%	37,000+
Total US Market Size	**Annual Growth Rate**	**US Coffee Shops**

A YouTube cooking sensation bringing millions with him

Eight years ago, Bruno Albouze created a YouTube channel titled "The Real Deal Cooking Channel", where he posts new recipes, from entrees to appetizers to desserts, weekly. Today his videos receive **millions of views worldwide,** he has **over 700k subscribers** and his recipes have received countless rave reviews. There is a growing demand among Mr. Albouze's dedicated viewers for a restaurant featuring the signature dishes they have come to love.



712K Subscribers on YouTube

Nikki Tennison 2 weeks ago
The most perfect Beef Bourguignon Recipe and presentation I've ever witnessed. You did need to don your chef's coat for







this one...a T shirt wouldn't have cut it.

48 REPLY

Achala G 3 years ago

Mr. Bruno, your always an inspiration to watch 😊 ...my husband is European and making this dish brought back some sweet memories 😍 ...thank you for warming our hearts and filling our homes with an out of this world recipe.

5 REPLY

REPUBLIC Shall Endure 1 year ago

I love this guy...beyond being hilarious...hes superbly talented...real talent...but hes so goofy, you might miss that this guy is the real deal....thanks brother bruno. YOU CRACK ME UP

15 REPLY

THE REAL DEAL COOKING CHANNEL

WHAT WE DO

Bringing to life the virtual culinary world of Bruno Albouze

Mr. Albouze plans for the bistro to be open for breakfast, brunch, lunch, tea-time and happy hours. The menu will feature Mr. Albouze's original takes on classic French cuisine and his signature recipes from his cooking channel, from ratatouille to beef bourguignon to his famous croissant and the grand classic opera cake- his restaurant will feature the best of the best!

















THE BUSINESS MODEL

Both a franchise and online retailer

Mr. Albouze's cooking channel has earned him a massive online audience of dedicated viewers, which now allows him the ability to raise the capital needed to **turn a bistro cafe bakery concept into a franchise** and an online wholesale business. Our goal is to build a bistro that holds anywhere from 80-200 seats. Once the first bistro cafe bakery is established, we will work to expand our wholesale business which could offer additional opportunities to grow the business.

HOW WE ARE DIFFERENT

Name recognition with a devoted following

Using Bruno Albouze's signature recipes, our restaurant will be a fusion of a bistro, cafe, and bakery. These dishes have been tried, tested and perfected over the years. We believe they will bring customers into Mr. Albouze's aromatic, delicious and flavorful world and keep them coming back for years to come.


THE REAL DEAL
COOKING CHANNEL

THE VISION

Build our dream bistro, invite the masses, then expand

We will begin with a kitchen pilot, then hopefully grow to open more restaurants and do online wholesale with our own original baked goods. Our goal is to raise the money needed to open our first location by the end of September 2020, and from there begin expanding our franchise around the country! We want the millions of fans who have watched and loved Chef Bruno's channel to **have the experiences in person.**



Image is the type of restaurant we hope to build

OUR TEAM

A dedication to excellency meets decades of experience

Founder, Bruno Albouze, was raised in Bordeaux, France, by a family with a passion for cooking. Though his love of cooking started at a very young age, his professional career began with an apprenticeship at a restaurant in Bordeaux when he was 14 years old. After that, Mr. Albouze went on to work in Bordeaux in the patisserie and boulangerie field for 10 years before earning his place as head baker at the Plaza Athenee in Paris. Mr. Albouze later joined the Lenotre Culinary

baker at the Plaza Athénée in Paris. Mr. Albouze later joined the Lenôtre Culinary Institute and the Pavillon Elysee and then went on to work as a private chef and executive pastry chef in San Diego, California. In 2012 he began his YouTube cooking channel which has garnered a wide audience over the years.

Mr. Albouze will be putting together a team for his restaurant, focused on training, consistency, and service. His dedication to highly-refined culinary excellence will be reflected by the employees he hires to take on this exciting new adventure!



WHY INVEST

Bringing an online phenomonon to a Bistro near you!

Chef Bruno's rise to fame comes from his friends, family, and fans so it only makes sense that they are on the ground floor.





In the Press



SHOW MORE

Meet Our Team



Bruno Albouze

CEO, Director and Founder

I was born in Germany and grew up in France. Because my dad served in the French Army, we used to move every five 5 years. We eventually settled in Bordeaux in southwestern France; a gorgeous city.

As the fifth of seven, I have many fond memories of growing up in a large family.

My passion for cooking came from my mom, dad and grandma. My Mom cooks lean food and Dad enjoys growing vegetables and aromatics while local farmer's markets were the place to get protein and bread. I always remember my grandmother cooking her duck with olives recipe roasting in a 300 year old fireplace in a 13th century village called Cordes-sur-Ciel.

As a young boy, I was always up first, rushing to the kitchen to watch Mom cooking. Sunday was the baking day since my dad would make his traditional large apple pie for the whole family and guests. Kneading the pie dough became my first hands on experience while peeling apples though.. was less fun but – what a journey!..

At the age of 14, I started working in a restaurant while apprenticing and attending culinary college in the city of Bordeaux. I remember learning to make every recipe from scratch using seasonal produce. I later however decided to make the move to the pastry and bread field because I was seduced by the complexity, the accuracy and the fine details applied to desserts and cakes – discovering the beauty of bread making was another intriguing craft. I graduated 3 years later, did my military duty at the French Air-force base in Reims; which is in the Grand Est region of France best known for its best Champagne houses. Then I returned to Bordeaux working in the patisserie field for about 10 years. Turning 29, I moved to Paris to further my career at the Ritz Place Vendôme and Plaza Athénée as a head baker under Alain Ducasse. Surrounded by such talent, you learn what cooking means.

In 2003, I joined Lenotre Culinary Institute and the Pavillon Elysée. Soon after, I was told about an opportunity in Las Vegas for a pastry sous-chef position. First, I thought that the idea sounded crazy since my spoken English was nonexistent among other issues... In 2004, I took my decision and left France. The venture in Vegas didn't work out though – I had a few tough months of experience in a patisserie in SFO; working 7 days a week and sleeping in a tiny room with broken windows with cockroaches running around above the bakery.

Then I flew to San Diego for better opportunities and did teaching, farmers' markets, catering and became a private chef. Later, I returned to fine dining restaurants and became an executive Pastry Chef.

Since 2012, I have created a Youtube channel to share my passion for cooking and baking which has been a constantly growing journey appealing to families, beginners and professionals from all over the world. Bruno Albouze Inc., is my new passion, I plan on dedicating myself full-time to seeing the Bruno Albouze Bistro Cafe Bakery.

Offering Summary

Company : Bruno Albouze Inc.

Corporate Address : 3275 Ibis St, San Diego, CA 92103

Offering Minimum : $9,958.08

Offering Maximum : $106,973.92

Minimum Investment Amount (per investor) : $226.32

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 132

Maximum Number of Shares Offered : 1,418

Price per Share : $75.44

Pre-Money Valuation : $6,412,400.00

Investments Incentives & Perks*

All Investor Owners Club

- 5% lifetime off any bill at our future bistro bakery cafe
- Private owners group

Early Bird

First 3 days - Friends and Family Early Birds | 10% bonus shares

Next 10 days - Early Bird Community Bonus | 5% bonus shares

Volume

$500+ (Above + a shoutout / thank you on our youtube channel)

$1,500 (VIP Owners | 10% lifetime discount + invite to the soft launch of new bistro cafe, bakery openings, and menu tastings)

$2,500+ (Above + Exclusive Chef Bruno's Owners Embroidered Apron)

$5,000+ (Dalstrong Chef Knife + 5% bonus shares)

$10,000+ (Live in-person cooking lessons with Bruno Albouze + 5% bonus shares)

$25,000+ (Listed as a founding member in our first bistro, bakery, cafe + eat for free when you dine in our establishments + 10% bonus shares)

All bonuses and perks occur after the offering is completed. Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

The 10% Bonus for StartEngine Shareholders

Bruno Albouze, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $75.44 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $7,544.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey, my name is Bruno Albouze, and I am the owner of the YouTube channel, The Real Deal Cooking Channel, I bet you know it, with just about 700,000 subscribers and over 72 million video views. Since starting my YouTube channel, I have gained an incredible following, both on my YouTube channel as well as on other social media platforms, and have a very loyal fan base.

In light of this success and because of constant requests from my audience, I have decided to start a new venture and open a French style bistro bakery in California. Here is where I need your help. I am starting my StartEngine Crowdfunding campaign to secure the funds required to open and run a bistro bakery. Besides my YouTube channel, I have extensive experience in the food industry where I worked many years as a chef, executive chef, and during my time, I realized there is a gap in the current offerings for authentic French style bistro bakeries. The bistro bakery will offer classic French pastries and dishes with modern twist using only fresh produce based on my recipes, including those published on my YouTube channel and website. You can finally expect to see, taste and enjoy some of my most popular recipes. Just take a look.

My YouTube channel has experienced exponential growth, and I intend to use the same drive and expertise to grow the bistro bakery into a successful venture. As a second stage of my company and an extra benefit to my shareholders, I see us expanding into branded products and wholesale catering service for local businesses and others. My YouTube channel will also serve as a great marketing tool to gain public interest and excitement, get new clients and built up in the Bistro Bakery Cafe brand. Together with my loyal fans, we will be able to bring those recipes to a wider audience and spread the love of baking and good French style food in California.

What are you waiting for? Join me and my fans in this venture and invest in this exciting new adventure. Also check out the perks for investors, and you might get a chance to get a personal invite to the grand opening, chef's knife and more. Check out my campaign on StartEngine, invest and become a part of the Real Deal family.

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